EX-FILING FEES

Calculation of Filing Fee Tables

SC TO-I/A
(Form Type)

MSC INCOME FUND, INC.
(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee
Fees to Be Paid	$4,030,152.78	0.0000927	$373.60
Fees Previously Paid	$4,152,000.00	0.0000927	$384.89
Total Transaction Valuation	$4,030,152.78
Total Fees Due for Filing			$373.60
Total Fees Previously Paid			$384.89
Total Fee Offsets			—
Net Fee Due			($11.29)